EXHIBIT 21.1

SUBSIDIARIES

Zoom Connectivity, Inc., a wholly owned subsidiary of Minim, Inc., is a corporation organized in Delaware. MTRLC LLC, a wholly owned subsidiary of Minim, Inc., is a limited liability company organized in Delaware that focuses on the sale of our Motorola brand products.